UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 15 February 2024, London UK

GSK completes acquisition of Aiolos Bio

GSK plc (LSE/NYSE: GSK) today announced that it has completed the acquisition of Aiolos Bio (Aiolos), a clinical-stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with respiratory and inflammatory conditions.

As previously announced,[1] the acquisition of Aiolos includes AIO-001, a potentially best-in-class, long-acting anti-thymic stromal lymphopoietin (TSLP) monoclonal antibody ready to enter phase II clinical development for the treatment of adult patients with asthma. AIO-001 could expand GSK's respiratory biologics portfolio to potentially reach the 40% of severe asthma patients with low T2 inflammation (a type of overactive immune response associated with asthma).[2] AIO-001 has the potential to be administered every six months due to its high potency and long half-life, which could redefine the standard-of-care.

Tony Wood, Chief Scientific Officer, GSK, said: "Given the limited treatment options for asthma patients with low T2 inflammation, we look forward to using our deep respiratory expertise to potentially offer a long-acting biologic to a broader portion of the 315 million patients living with asthma."

GSK has an industry-leading portfolio of marketed and investigational medicines to address a range of respiratory diseases, including biologics aimed at treating the subset of asthma patients with high levels of eosinophils or high T2 inflammation. Adding AIO-001 could expand GSK's portfolio to include a biologic for severe asthma patients with low T2 inflammation.

Financial considerations
Under the terms of the agreement, GSK will pay a $1 billion upfront payment and up to $400 million in certain success-based regulatory milestone payments. In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co., Ltd. (Hengrui). AIO-001 was exclusively licensed to Aiolos for development and commercialisation rights outside of Greater China by Hengrui.

About AIO-001
AIO-001 is a novel monoclonal antibody with the potential for longer dosing intervals, such as every six months, due to its half-life and potency. AIO-001 binds to the human thymic stromal lymphopoietin (TSLP) ligand to inhibit TSLP signalling. TSLP has a validated, central role in driving inflammation in asthma.

About GSK in respiratory
For more than 50 years, GSK has led the way in developing medicines that advance the management of respiratory conditions, from introducing the world's first selective short-acting beta agonist in 1969 to launching 13 respiratory medicines and six vaccines to create today's industry-leading respiratory portfolio. We are investing in innovative science to transform patient outcomes in existing and new respiratory disease areas and are pushing the frontiers of respiratory science to improve the lives of millions of patients living with respiratory conditions.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Sarah Clements	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)
	Lyndsay Meyer	+1 202 302 4595	(Washington DC)

Investor Relations:	Nick Stone	+44 (0) 7717 618834	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Josh Williams	+44 (0) 7385 415719	(London)
	Camilla Campbell	+44 (0) 7803 050238	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 4855	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described under Item 3.D "Risk factors" in the company's Annual Report on Form 20-F for 2022, and Q4 Results for 2023.

Registered in England & Wales:
No. 3888792

Registered Office:
980 Great West Road
Brentford, Middlesex
TW8 9GS

References

[1] GSK enters agreement to acquire Aiolos Bio | GSK - https://www.gsk.com/en-gb/media/press-releases/gsk-enters-agreement-to-acquire-aiolos-bio/

[2] Albers FC, Müllerová H, Gunsoy NB, et al. Biologic treatment eligibility for real-world patients with severe asthma: The IDEAL study. J Asthma. 2018;55(2):152-160.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 15, 2024

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc